EXHIBIT 99.2

                          DOCUMENT CUSTODY AUDIT REPORT




[LOGO] ERNST & YOUNG
                              363 George Street            Tel:  61 2 9248 5555
                              Sydney NSW 2000              Fax:  61 2 9262 6565
                              Australia                    DX:   Sydney Stock
                                                                 Exchange 10172
                              GPO Box 4329
                              Sydney NSW  2001

2 December 2002

Monica Stephen
Perpetual Trustee Company Limited
Level 7
9 Castlereagh Street
SYDNEY NSW  2000


Dear Ms. Stephen

DOCUMENT CUSTODY PROCEDURES - 30 SEPTEMBER 2002
O     SERIES 1997-1 MEDALLION TRUST
O     SERIES 1998-1 MEDALLION TRUST
O     SERIES 2000-1G MEDALLION TRUST
O     SERIES 2000-2G MEDALLION TRUST
O     SERIES 2001-1G MEDALLION TRUST
O     SERIES 2002-1G MEDALLION TRUST

1.    TERMS OF ENGAGEMENT

Commonwealth Bank of Australia ("CBA"), as Seller and Servicer of the Series 1997-1 Medallion Trust, Series 1998-1 Medallion Trust, Series 2000-1G, Series 2000-2G, Series 2001-1G and Series 2002-1G Medallion Trust (the "Trusts"), by letters of instruction dated 3 June 2002, engaged us to perform certain procedures in connection with CBA's role as custodian of the Mortgage Documents forming part of the Assets of the Trusts. The engagement is pursuant to the requirements of clause 25.6 of the Trusts' Series Supplement (the "Deed").

Our engagement was undertaken in accordance with Australian Auditing Standards applicable to agreed upon procedure engagements. The responsibility for determining the adequacy or otherwise of the procedures agreed to be performed is that of the addressee. We disclaim any assumption of responsibility for the adequacy or otherwise of the procedures requested.


2.    AGREED UPON PROCEDURES

The procedures we agreed to perform, as detailed by CBA in the letters of instruction noted above, are as prescribed in the Deed clauses 25.6(a) and (b). These procedures involved:

o     review of custodial procedures adopted by CBA; and

o review of the accuracy of information in respect of the Trusts' Mortgage Loans contained on the:

      (a)      Security Register; and
      (b)      monthly computer diskette sent to the Trustee.
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[LOGO] ERNST & YOUNG
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Responsibility  for  the  performance  of  the  custodial   procedures  and  the
preparation of the monthly Trustee information, is that of the management of CBA. This includes compliance with the requirements of the Deed, maintenance of adequate accounting records and internal controls.


3.    NATURE AND EXTENT OF PROCEDURES

The agreed upon procedures performed included the following:

3.1.  GENERAL

1. Obtained a copy of the Deed prior to commencement of the procedures listed below, and read clause 25, "Seller as Custodian of the Mortgage Loan Documents", to confirm our understanding of the purpose and scope of the procedures.

2. Obtained a diskette copy of the "Trustee Monthly Report" (sourced directly from the Home Loan System ("HLS")) as at 30 September 2002 for the Series 1997-1, Series 1998-1, Series 2000-1G, Series 2000-2G, Series 2001-1G and
      Series 2002-1G pool of loans, which details information on all the loans held in the Trusts as at that date.

3. Using an automated audit sampling tool, `Audit Command Language' ("ACL"), we performed the following:

      (i) stratified the population by location of security packet, to assess the spread of security packets across the States;

      (ii) ran the sampling tool, to select a sample of the population for audit testing, using a confidence level of 95% and an upper error limit of 5% (as specified by CBA); and

      (iii) printed the report of selected loans ("Sample Report").

The stratification of data provided the following details about the pool of Trust loans and their location in Australia:


SERIES 1997-1:

------------------------- ---------------------- -----------------------
LPC-Location              Count                  % of Population
------------------------- ---------------------- -----------------------
NSW                                   259                  26.43
QLD                                   149                  15.21
SA                                     70                   7.14
VIC                                   407                  41.53
WA                                     95                   9.69
------------------------- ---------------------- -----------------------
Total                              980                     100.00
------------------------- ---------------------- -----------------------

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[LOGO] ERNST & YOUNG
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SERIES 1998-1

------------------------- ---------------------- -----------------------
LPC-Location              Count                  % of Population
------------------------- ---------------------- -----------------------
NSW                                   365                    33.80
QLD                                   124                    11.48
SA                                     43                     3.98
VIC                                   416                    38.52
WA                                    132                    12.22
------------------------- ---------------------- -----------------------
Total                               1,080                   100.00
------------------------- ---------------------- -----------------------


SERIES 2000-1G:

------------------------- ---------------------- -----------------------
LPC-Location              Count                  % of Population
------------------------- ---------------------- -----------------------
NSW                                 2,900                    31.23
QLD                                 1,263                    13.60
SA                                    521                     5.62
VIC                                 3,269                    35.20
WA                                  1,333                    14.35
------------------------- ---------------------- -----------------------
Total                               9,286                   100.00
------------------------- ---------------------- -----------------------


SERIES 2000-2G

------------------------- ---------------------- -----------------------
LPC-Location              Count                  % of Population
------------------------- ---------------------- -----------------------
NSW                                 3,674                    28.26
QLD                                 2,454                    18.87
SA                                  1,102                     8.48
VIC                                 4,099                    31.53
WA                                  1,673                    12.86
------------------------- ---------------------- -----------------------
Total                              13,002                   100.00
------------------------- ---------------------- -----------------------


SERIES 2001-1G

------------------------- ---------------------- -----------------------
LPC-Location              Count                  % of Population
------------------------- ---------------------- -----------------------
NSW                                 2,519                    15.57
QLD                                   682                     4.22
SA                                    944                     5.83
VIC                                10,054                    62.13
WA                                  1,983                    12.25
------------------------- ---------------------- -----------------------
Total                              16,182                   100.00
------------------------- ---------------------- -----------------------


SERIES 2002-1G

------------------------- ---------------------- -----------------------
LPC-Location              Count                  % of Population
------------------------- ---------------------- -----------------------
NSW                                 4,838                    28.78
QLD                                 3,671                    21.84
SA                                  1,096                     6.52
VIC                                 5,314                    31.62
WA                                  1,889                    11.24
------------------------- ---------------------- -----------------------
Total                              16,808                   100.00
------------------------- ---------------------- -----------------------

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[LOGO] ERNST & YOUNG
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3.2.  REVIEW OF CUSTODIAL PROCEDURES

The security packets in relation to the Trusts' loan portfolio are held at CBA's Loan Processing Centres ("LPC") Which are located in each capital city. In consultation with CBA it was agreed that each annual review of custodial procedures should be undertaken at the LPC in New South Wales, the LPC in Victoria and the LPC in one other state chosen on a cyclical basis. The cycle of visits is as follows:

o     South Australia

o     Queensland

o     Western Australia

Our procedures for this review were taken at the LPCs in New South Wales, Victoria and South Australia. Deed clause 25.7(a) specifies the review of custodial procedures must consist of reporting whether:

o the Mortgage documents forming part of the Assets of the Series Trust are capable of identification and are distinguishable from the other assets of the Seller (CBA);

o controls exist such that the Mortgage Documents may not be removed or tampered with except with appropriate authorisation; and

o an appropriate tracking system is in place such that the location of the security packages containing the Mortgage Documents in respect of the Mortgage Loans comprising Assets of the Series Trusts can be detected at any time and the location of the Mortgage Documents (other than the Mortgage Documents in relation to the First Layer of Collateral Securities but including any Insurance Policy or certificate of currency for an Insurance Policy in relation to a Mortgage Loan) can be detected at any time.

Specific procedures performed were as follows:

1.    Obtained and reviewed a copy of the following:

o Instructions to the LPCs, issued by CBA, in relation to their Custodial Procedure responsibilities, issued at the commencement of the Trusts.

o Confirmation issued by the individual LPCs, confirming the implementation of the Custodial Procedures as outlined in the instructions.

2. At each LPC visited, discussions were held with the Manager or Supervisor of the Document Custody Area to ascertain the controls and procedures implemented at the location in relation to the following custodial requirements:

o     separation of and identification of the security packets as securitised;

o     physical security; and

o     tracking of these security packets.
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3.    At each  LPC  visited,  a tour of the  building  and  campactus  area  was undertaken to confirm the representations provided by CBA management on the custodial requirements outlined above.

4. At each LPC visited, documented all procedures and controls that have been implemented to ensure the safe custody of the security packets.

3.3.  ACCURACY OF INFORMATION

      Deed clause 25.7(b) specifies the review of the accuracy of information in respect of the mortgages must consist of reviewing a sample of security packets in respect of the Mortgage Loans to determine whether they contain:

(i)      an original counterpart of the corresponding Mortgage;

(ii) the Certificate of Title (if any) in respect of the Land the subject of the Mortgage; and

(iii) (where applicable) any Mortgage Insurance Policy in respect of the corresponding Mortgage other than the policy from GE Mortgage Insurance Pty Ltd (GEMI), formerly known as HLIC (1997-1 & 1998-1), GE Mortgage Insurance Corporation (Australia) Pty Ltd (GEMICO) (2000-1G) and PMI Mortgage Insurance Ltd (2000-2G, 2001-1G and 2002-1G).

We are also required to confirm the accuracy of the information in respect of the above contained in both the Security Register and the most recent of the monthly computer diskettes provided to the Trustee. The information contained in the monthly report to the Trustee in terms of Clause 6.1(h), the source of the information and the check to be performed, was tabulated in our letter of instruction, and is as follows:

------------------------------- --------------------- -------------------------- -----------------------
INFORMATION PROVIDED            SOURCE                ON OR IN SECURITY PACKET   CHECK TO BE PERFORMED
------------------------------- --------------------- -------------------------- -----------------------

Location of the packet          HLS/Tracking System   N/A                        HLS to security packet

Mortgage Registration Number    HLS                   Yes                        HLS to security packet

Mortgagor(s)' surname           HLS                   Yes                        HLS to security packet

Title Particulars               HLS                   Yes                        HLS to security packet
------------------------------- --------------------- -------------------------- -----------------------

The information provided to the Trustee represents the attributes which we examine in our sample testing and we report all exceptions or errors identified thereon.

In carrying out the tests detailed above, our letter of instruction directs us to use the Exception List attached as Appendix 1 to this letter to interpret whether or not an exception was an error for the purposes of this letter. Further, our letter of instruction directs us, in determining whether a mortgage insurance policy other than GEMI should be present, to rely on:

o whether or not the Servicer's policy is to allow non-GEMI insurance, and if so;
o the mortgage insurance details recorded on the Servicer's information system.

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[LOGO] ERNST & YOUNG
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In accordance with the terms of the engagements,  we conducted an examination on a sample of security packets. Procedures with respect to the accuracy of the information were designed to provide 95% confidence that the upper error limit in the population did not exceed 5%.

The Series 1997-1, Series 1998-1, Series 2000-1G, Series 2000-2G, Series 2001-1G and Series 2002-1G pool of loans as at 30 September 2002 consisted of 980, 1,080, 9,286, 13,002, 16,182 and 16,808 mortgage loans, respectively. As described in the General procedures section 3.1 above, the testing parameters and confidence levels were applied to select our random sample of loans, on which to perform our examination procedures. On this basis, we randomly selected a sample of 60 loans from each pool.

The profile of the sample selected was as follows:

SERIES 1997-1:

------------------------- ---------------------- -----------------------
LPC-Location              Count                  % of Sample
------------------------- ---------------------- -----------------------
NSW                                  16                      26.67
QLD                                  10                      16.67
SA                                    4                       6.67
VIC                                  25                      41.67
WA                                    5                       8.32
------------------------- ---------------------- -----------------------
TOTAL                                60                     100.00
------------------------- ---------------------- -----------------------


SERIES 1998-1:

------------------------- ---------------------- -----------------------
LPC-Location              Count                  % of  Sample
------------------------- ---------------------- -----------------------
NSW                                  20                      33.33
QLD                                   7                      11.68
SA                                    2                       3.33
VIC                                  23                      38.33
WA                                    8                      13.33
------------------------- ---------------------- -----------------------
TOTAL                                60                     100.00
------------------------- ---------------------- -----------------------


SERIES 2000-1G:

------------------------- ---------------------- -----------------------
LPC-Location              Count                  % of Sample
------------------------- ---------------------- -----------------------
NSW                                  17                      28.33
QLD                                  12                      20.00
SA                                    5                       8.33
VIC                                  18                      30.00
WA                                    8                      13.34
------------------------- ---------------------- -----------------------
TOTAL                                60                     100.00
------------------------- ---------------------- -----------------------


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[LOGO] ERNST & YOUNG
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SERIES 2000-2G:

------------------------- --------------------- -----------------------
LPC-Location              Count                 % of Sample
------------------------- --------------------- -----------------------
NSW                                 17                       28.32
QLD                                 13                       21.67
SA                                   4                        6.67
VIC                                 19                       31.67
WA                                   7                       11.67
------------------------- --------------------- -----------------------
TOTAL                               60                      100.00
------------------------- --------------------- -----------------------


SERIES 2001-1G:

------------------------- --------------------- -----------------------
LPC-Location              Count                 % of Sample
------------------------- --------------------- -----------------------
NSW                                 10                       16.67
QLD                                  2                        3.32
SA                                   4                        6.67
VIC                                 37                       61.67
WA                                   7                       11.67
------------------------- --------------------- -----------------------
Total                               60                      100.00
------------------------- --------------------- -----------------------

SERIES 2002-1G:

------------------------- --------------------- -----------------------
IPC Location              Count                 % of Sample
------------------------- --------------------- -----------------------
NSW                                 17                       28.32
QLD                                 13                       21.67
SA                                   4                        6.67
VIC                                 19                       31.67
WA                                   7                       11.67
------------------------- --------------------- -----------------------
Total                               60                      100.00
------------------------- --------------------- -----------------------

Specific procedures performed on the sample selected were as follows:

1.       Examined the security packets to ensure that they contained:

         (i)    an original mortgage;

         (ii) a Certificate of Title to the parcel of land which is subject to the mortgage; and

         (iii) Mortgage Insurance Policy certificate, if loan not insured under the GEMI policy.

2. Agreed the following information provided on the 30 September 2002 Trustee diskette to the security packets and HLS:

         o      location of the security packets

         o      Mortgage Registration Number

         o      mortgagor(s)' surname

         o      Certificate of Title details,
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         o      where applicable, any Mortgage Insurance policy in respect of the corresponding mortgage other than the GEMI
                Mortgage Insurance Policy.

3. If any of the security packets did not contain any of the items listed in step 1 above, explanations were obtained from the relevant CBA personnel regarding the documents not in the packets or whether the security packets or CBA's records indicate the location of the missing documents.

4.       Assessed the reasonableness and viability of any such explanations.


4.       DISCLAIMER

The procedures outlined in sections 2 and 3 above, do not constitute an audit in accordance with Australian Auditing Standards, and therefore, we do not express any assurance on the relevant information on CBA's document custody systems. Had we performed additional procedures or had we performed an audit in accordance with Australian Auditing Standards other matters might have come to our attention which would have been reported to you.


5.       RESULTS OF AGREED-UPON PROCEDURES

5.1.     CUSTODIAL PROCEDURES

During our review of Custodial Procedures of CBA at the LPCs in New South Wales, Victoria and South Australia, the following aspects were noted:

o Consistent use and maintenance of the HLS systems at the LPCs as the security packet tracking system. The Record Management System ("RMS"), used by the Conveyancing department, may also be used in the larger LPCs by the Document Custodians, as it enables more detail on the packets to be reviewed;

o Physical security of the packet compactus areas appears adequate and reasonable (giving due consideration to the size of the LPC and the number of packets in custody);

o Securitised loan packets are kept separate from other loan packets and are clearly identified as "SECURITISED or another appropriate identifier";

o Security packets in relation to different pools or Series Trusts were clearly identified and separately identifiable within the Securitised area of the compactus rooms;

o Adequate controls appear to exist at the LPCs such that the Mortgage Documents may not be removed or tampered with, without appropriate authorisation; and

o     An appropriate security packet tracking system is used by the LPCs.
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[LOGO] ERNST & YOUNG
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5.2.     ACCURACY OF INFORMATION

5.2.1.   EXCEPTIONS NOTED DURING TESTING

The following exceptions, categorised by attribute examined, were noted in relation to the accuracy of information reported in the monthly Trustee diskette when compared to the source documentation in the security packets and HLS for the Trusts.

O     NO MORTGAGE HELD IN ACT LOAN PACKETS--ALL TRUSTS

Mortgage documents are kept in the Land Title Office in the Australia Capital Territory (ACT). This is consistent with the local practice in the ACT title office. We consider this to be a "Tolerable Exception" in accordance with the attached Exception List.

O     NO CERTIFICATE OF TITLE HELD IN TAS LOAN PACKETS--ALL TRUSTS

Certificates of Titles are kept in the Land Title Office in Tasmania (TAS). This is consistent with the local practice in the TAS title office. We consider this to be a "Tolerable Exception" in accordance with the attached Exception List.

o     MORTGAGE INSURANCE POLICY NUMBER NOT RECORDED ON SYSTEM--MT 2001-1G

Mortgage insurance policy number for loan packet number 231912904 is not recorded on the HLS system. We consider this to be a "Tolerable Exception" in accordance with attached Exception List.

5.2.2.   EVALUATION OF SAMPLE RESULTS

The terms of our engagement specified the following testing parameters:

------------------------------------------------------------------------------------  -------
CONFIDENCE LEVEL                                                                      95.0%

This is the complement of sampling risk.  That is, for the purposes of our sample testing, you wish to achieve a 95.0% confidence level that the results from our testing will be statistically accurate.  Therefore, you accept that there is a 5.0% chance that our results will not be representative of the population.
------------------------------------------------------------------------------------  -------
UPPER ERROR LIMIT                                                                     5.0%
The upper error limit is the maximum possible error rate of deviations or exceptions in the population.  This is the hypothesis that the testing is designed to achieve.
------------------------------------------------------------------------------------  -------
EXPECTED ERROR RATE                                                                   0.0%
Reflects the anticipated rate of error in the population.  Given a sample is representative of the population, this is also the expected error rate in the sample.  In planning the sample size the expected error rate is the maximum possible rate of deviations or exceptions permitted to achieve the stated
confidence level.
------------------------------------------------------------------------------------  -------

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[LOGO] ERNST & YOUNG
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In analysing the results of testing it should be appreciated that,  depending on the attribute being tested, the error rate can vary significantly (although if errors were detected for any attribute this would have required us to adjust the sample size to achieve the given confidence level).

Accordingly, an assessment needs to be made on an item by item basis to determine the significance of error rates recorded for each of the attributes tested.

As no exceptions other than "Tolerable Exceptions" were noted during testing, we can conclude with 95.0% confidence that for each attribute tested for accuracy of information the maximum possible error rate of deviations or exceptions in the population of each of the Trusts will not exceed 5.0%.


6.    STATEMENT ON CUSTODIAL PERFORMANCE

Deed clauses 25.7(b) and 25.8 specifies certain statements to be made as a result of conducting the agreed-upon procedures described in this engagement.

On the basis of the above procedures:

(i) no matter came to our attention that would indicate that the mortgage information provided to the Trustee on a monthly basis is not accurate;

(ii) no matter came to our attention that would indicate that the custodial procedures adopted by CBA are not satisfactory to ensure that:

     o the mortgage documents forming part of the assets of the Trusts are capable of identification and are distinguishable from the other assets of CBA;

     o the mortgage documents may not be removed or tampered with except with appropriate authorisation; and

     o an appropriate tracking system is in place such that the location of the security packets can be detected at any time and the location of the mortgage documents can be detected at any time.
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(iii) in accordance with the following grading system (as defined in Clause 25.8 of the Deed) we grade CBA's overall custodial performance as B, due to the minor exceptions noted.

      ----  -----------------------  -------------------------------------------
      A     Good                     All control and accuracy of information in
                                     respect of mortgage loan testing completed
                                     without exception.
      ----  -----------------------  -------------------------------------------
      B     Satisfactory             Minor exceptions noted.
      ----  -----------------------  -------------------------------------------
      C     Improvement Required     Base internal controls are in place but a
                                     number of issues were identified that need
                                     to be resolved for controls to be
                                     considered adequate; and/or Testing of
                                     the information in respect of mortgage
                                     loans identified a number of minor
                                     exceptions with are the result of
                                     non-compliance with the control system.
      ----  -----------------------  -------------------------------------------
      D     Adverse                  Major deficiencies in internal controls
                                     are identified.  Cannot rely on the
                                     integrity of the information in respect
                                     of mortgage loans on the security system
                                     and the trustee diskette.
      ----  -----------------------  -------------------------------------------

This report is solely for the information of the addressees in connection with the Trusts and is not to be used, circulated or otherwise referred to, in whole or in part without our prior written consent.

Please contact Jeff Chamberlain of this office if we can be of further assistance in this matter.

Yours faithfully,

/S/  ERNST & YOUNG

ERNST & YOUNG



Attn:  Appendix 1:  Document Custody Procedures Exception List

cc:      Mr. Tim See, Group Treasury, Commonwealth Ban k of Australia
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

APPENDIX 1

DOCUMENT CUSTODY PROCEDURES EXCEPTION LIST

------------------------------------------------------------  ---------------------------------------------------------
ERRORS                                                        TOLERABLE EXCEPTION (TO BE LISTED BUT NOT INCLUDED IN
                                                              SAMPLE ERROR RATE)
------------------------------------------------------------  ---------------------------------------------------------
o     Document missing (without reasonable explanation)       o     Reasonable explanation by Servicer (e.g.,
                                                                    local practice in title office jurisdiction,
                                                                    normal course of business)
------------------------------------------------------------  ---------------------------------------------------------
o     Information recorded on security register               o     Details record twice
      contains incomplete or misleading details as to:        o     Mortgage insurance policy number not recorded on
       -   Registered mortgage number                               system
       -   Certificate of Title reference; or                 o     Any other audit findings which are not
       -   Mortgagor's surname                                      Errors as defined in this Appendix.
------------------------------------------------------------ ---------------------------------------------------------